Exhibit 4.2

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Rosetta Stone Inc. (the “Company,” “we” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, our common stock, par value $0.00005 per share (our “common stock”).

DESCRIPTION OF CAPITAL STOCK

The following is a description of our common stock and a summary of the rights of our stockholders is based upon our Second Amended and Restated Certificate of Incorporation (the “Charter”) and Third Amended and Restated Bylaws (the “Bylaws), copies of which are filed as exhibits to this Annual Report on Form 10-K.  The description does not purport to be complete and is subject to, and qualified in its entirety by express reference to, our Charter and Bylaws.

Authorized Capital

The Company has an authorized capitalization of 200,000,000 shares of capital stock, consisting of 190,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock, par value $0.001 per share (our “preferred stock”).  As of March 3, 2020, there were 24,851,283 shares of common stock, and no shares of preferred stock, outstanding.   The outstanding shares of our common stock are fully paid and non-assessable.

Common Stock

Listing.  Our common stock is listed and principally traded on the New York Stock Exchange under the ticker symbol “RST.”

Subject to the prior or special rights of holders of shares of preferred stock:

Dividends.  The holders of shares of common stock are entitled to any dividends that may be declared by our board of directors out of legally available funds;

Liquidation, Dissolution or Winding Up.  In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of our common stock are entitled upon liquidation to share ratably in all assets remaining after payment of liabilities and the satisfaction of the liquidation preferences of any outstanding shares of preferred stock;

Redemption.  The holders of shares of our common stock are not subject to, or entitled to the benefits of, any redemption or sinking fund provision;

Conversion. No holder of common stock has the right to convert or exchange any such shares with or into any other shares of capital stock of the Company;

Preemptive Rights.  No holder of common stock has preemptive rights; and

Voting. Each share of common stock entitles the holder thereof to one vote, in person or by proxy, on all matters submitted to a vote of stockholders generally.  Voting is non-cumulative. Except as specifically provided in the Delaware General Corporation Law (the “DGCL”) or in the Company’s certificate of incorporation or bylaws, the affirmative vote required for stockholder action shall be that of a majority of the shares present in person or represented by proxy at the meeting (as counted for purposes of determining the existence of a quorum at the meeting).  Directors are elected by a plurality of the votes cast in the election.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock. The preferred stock may be issued from time to time by our board of directors as shares of one or more classes or series. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares, to change the number of shares constituting any series and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the preferred stock, in each case without any action or vote by the holders of common stock. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of shares of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company.

The particular terms of any class or series of preferred stock offered by us may include:

•	the designation and stated value per share of such preferred stock and the number of shares offered;
•	the amount of liquidation preference per share;
•	the initial public offering price at which the preferred stock will be issued;
•	the dividend rate or method of calculation, the dates on which dividends shall be payable, the form of dividend payment and the dates from which dividends shall begin to cumulate, if any;
•	any redemption or sinking fund provisions;
•	any conversion or exchange rights; and
•	any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

The preferred stock will, when issued, be fully paid and nonassessable and new series of preferred stock will not have preemptive rights. The rights of the holders of each series of the preferred stock will be subordinate to the rights of our general creditors.

Certain Anti-Takeover Effects of Certain Provisions of the Company’s Charter, Bylaws and the DGCL

The provisions of Delaware law and our Charter and Bylaws may have the effect of delaying, deferring or discouraging another party from acquiring control of our Company in a coercive manner as described below.  These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of our Company to first negotiate with our board of directors.  They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our board of directors determines that a takeover is not in our best interests or the best interests of our stockholders.  These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our Company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Section 203 of the DGCL may discourage, delay or prevent a change in control of the Company.  We are a Delaware corporation subject to Section 203 of the DGCL. Under Section 203, certain “business combinations” between a Delaware corporation and an “interested stockholder” are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless:

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the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors of the corporation before such stockholder became an interested stockholder;

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upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by directors who are also officers and (b) by employee stock plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer; or

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the business combination is approved by the board of directors of the corporation and authorized at a meeting, and not by written consent, by two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

The three-year prohibition also does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors.

Under the DGCL, the term “business combination” is defined generally to include mergers or consolidations between the corporation or its majority-owned subsidiary and an interested stockholder, transactions with an interested stockholder involving the assets of the corporation or its majority-owned subsidiaries, and transactions that increase an interested stockholder’s percentage ownership of stock. The term “interested stockholder” is defined generally as those stockholders who become beneficial owners of 15% or more of the corporation’s voting stock, together with the affiliates or associates of that stockholder.

Our Charter and Bylaws provide for:

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Election and Removal of Directors; Classified Board.  Our Charter and our Bylaws contain provisions that establish specific procedures for appointing and removing members of the board of directors.  Our directors are elected by plurality vote. Vacancies and newly created directorships on our board of directors may be filled only by a majority of the directors then serving on the board and our directors may be removed by our stockholders only for cause and our directors serve staggered three year terms.

•	Special Stockholder Meetings. Under our Bylaws, only a majority of the entire number of our directors may call special meetings of stockholders.
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Requirements for Advance Notification of Stockholder Nominations and Proposals.  Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors.

•	No Stockholder Action by Written Consent. Our Charter eliminates the right of stockholders to act by written consent without a meeting.
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No Cumulative Voting.  Our Charter and Bylaws do not provide for cumulative voting in the election of directors.  Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors.  Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted.  The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board of director’s decision regarding a takeover.

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Forum for Adjudication of Disputes.  Our Bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of the Company to the Company or its stockholders, any action asserting a claim arising pursuant to any provision of the DGCL or any action asserting a claim governed by the internal affairs doctrine.

The provisions described above are intended to promote continuity and stability in the composition of our board of directors and in the policies formulated by the board, and to discourage some types of transactions that may involve an actual or threatened change of control.  We expect these provisions would reduce our vulnerability to unsolicited acquisition attempts as well as discourage some tactics that may be used in proxy fights.  Such provisions, however, could discourage others from making tender offers for our shares and, as a consequence, may also inhibit increases in the market price of our common stock that could result from actual or rumored takeover attempts.  These provisions could also operate to prevent changes in our management.